CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees of, and consultants to (collectively, the “Members”), EMX Royalty Corporation. and its subsidiaries (collectively, the “Company” or “we”) will comply with this Code of Business Conduct and Ethics (this “Code”), which reaffirms the Company’s high standards of business conduct and ethics.

The Company is subject to federal, provincial, state and local Canadian and United States laws, rules and regulations. Members have a duty to ensure the Company complies with these laws, rules and regulations. In addition, the Company will respect and comply with the laws, rules and regulations in the countries in which we operate. In interpreting such laws, rules and regulations, we strive to adopt a course that reinforces our reputation and integrity.

I.          CODE POLICIES

The Company and all Members are required to comply with each of the following policies:

a.

We respect the confidentiality of information. Members must also respect the confidentiality of information acquired in the course of their work, duties and responsibilities with, for and to the Company and its business partners, except when authorized or otherwise legally obliged to disclose such information.

b.

We have an overriding commitment to the health and safety of Members, and to being an environmentally and socially responsible corporate citizen in the countries in which we operate. The Company has adopted social and environmental management standards, as described in the Company’s Health, Safety, Environment, Labour and Community Policy and Stakeholder Engagement Strategy Template.

c.

As further described below under Part II—Conflicts of Interest and Corporate Opportunities and Part III—Fair Dealing, the Company will, and expects its Members to also, act honestly and with integrity, and ethically handle any actual or apparent conflicts of interest between personal and professional relationships. The Company encourages all Members to seek clarification from the Chief Legal Officer (the “Compliance Officer”) in the event of any questions or concerns regarding actual or potential conflicts of interest and compliance with this Code.

d.

The Company will, and expects its Members to also, comply with all applicable laws and governmental rules and regulations, including, without limitation, those combating bribery and corruption, including Canada’s Corruption of Foreign Public Officials Act, the United States’ Foreign Corrupt Practices Act, and local anti-bribery and corruption laws in the countries in which we operate.

e.	We will, and expect Members to also, carry out our duties with due care, competence and diligence, and with a view to the best interests of the Company.

f

We will, and expect Members to also, to the best of our and their abilities, protect the Company’s assets and resources and help achieve the responsible use and control of all Company assets and resources employed or entrusted in relation to one’s work, duties and responsibilities, and ensure that all Company assets and resources are used only for legitimate business purposes.

g.

We will, and expect Members to also, to the best of our and their abilities, ensure that our disclosure is full, fair, accurate, timely and understandable in all reports and other documents that the Company files with, or submits to, government and regulatory agencies, self-regulatory bodies and stock exchanges and in all of the Company’s other public communications.

h.

Members aware of actual or suspected misconduct or fraud, violations of law, or violations of this Code must promptly report such matters to the Compliance Officer. If a Member feels uncomfortable reporting suspected violations to the Compliance Officer, the Member may also report such matters anonymously in accordance with the Company’s Whistle-Blower Policy. It is against the Company’s policy to take any action against any Member for reporting in good faith any violation or potential violation of this Code, the policies, laws and standards referenced in this Code, or any of the Company’s other guidelines, codes of conduct or policy statements.

i.

With respect to compliance with applicable laws and governmental rules and regulations, including, without limitation, anti-bribery and corruption laws and policies and the Company’s social and environmental management standards, the Company encourages all Members to seek clarification from the Compliance Officer in the event of any questions or concerns regarding compliance with such laws, rules, regulations and policies. The Company requires all Members to promptly report actual or suspected violations of laws, rules, regulations and policies to the Compliance Officer. With respect to environmental and social management standards, the Company has committed to report potential material violations promptly to the IFC and therefore requires prompt notification by all Members of all potential violations.

j.	We are committed to providing a work environment that enables all Members to pursue their careers free from unlawful discrimination or harassment.

k.

Using material non-public information to trade in our securities for the account of a Member, or providing a family member, friend or any other person with a “tip” about such information is illegal. All material non-public information is “inside information” and must not be disclosed or used for personal gain or the personal gain of others. Members are also subject to the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, a copy of which is available from the Compliance Officer.

l.	Violations of this Code may lead to disciplinary action, including reprimand, suspension without pay, demotion or immediate discharge.

II.         CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

Members should not be involved in activities that create or give the appearance of a conflict of interest. A “conflict of interest” exists when a person’s private interest interferes with the interests of the Company. A conflict situation can arise when a Member takes actions or has interests that may make it difficult to perform work for or on behalf of the Company objectively and effectively. Accordingly, Members are prohibited from taking for their own personal gain opportunities that are discovered through the use of the Company’s property, information or position, without the consent of the Company’s board of directors (the “Board”).

Conflicts of interest may arise when a Member, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, directors, officers or employees, or their family members, by the Company or any entity with which we do business, may create conflicts of interest.

It generally is a conflict of interest for an officer or employee to have other interests, duties, responsibilities or obligations that run counter to his or her duty to the Company, such as working or providing service simultaneously for a competitor. The best policy is for Members to avoid direct or indirect business connection with the Company’s customers, suppliers or competitors, except on behalf of the Company. It generally is a conflict of interest for a director to engage in activities which would result in the breach of that director’s fiduciary duty to the Company.

Members must notify in writing the Compliance Officer of the existence of any actual or potential conflict of interest.

III.        FAIR DEALING

We require Members to deal honestly and fairly with, and respect the rights of, our suppliers, customers, partners, competitors, employees and all other third parties. Stealing proprietary information, possessing confidential information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. Our contracts, advertising, literature and other public statements should be clear, precise, and free of any misstatement of fact or misleading impressions. No Member shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

No bribes, kickbacks or any other form of improper payment, direct or indirect, should be offered, given, provided or accepted by any Member, their family members or agents. In addition, no gifts, favors or business entertainment should be offered, given, provided or accepted by any Member, their family members or agents, unless it: (1) is not a cash gift; (2) is consistent with customary business practices; (3) is of modest value; (4) cannot be construed as a bribe or payoff; and (5) does not otherwise violate our corporate policies or any laws, rules or regulations.

IV.        MODIFICATION OR WAIVER

Any change in, or waiver of, this Code must be reviewed and approved by the Board. Any amendments or waivers of this Code approved for the benefit of directors or executive officers of the Company will be disclosed as required by applicable laws, rules or securities market regulations.

V.         WHISTLEBLOWER LAWS

The foregoing obligations of confidentiality are subject to applicable whistleblower laws, which protect your right to provide information to governmental and regulatory authorities. You are not required to seek the Company’s permission or notify the Company of any communications made in compliance with applicable whistleblower laws, and the Company will not consider such communications to violate this or any other Company policy or any agreement between you and the Company.

VI.        QUESTIONS

If you have any questions about this Code or what is expected of Members, please contact the Compliance Officer.

EFFECTIVE DATE

This Code, as amended, was approved by the Board on April 4, 2018.